September 10, 2019

Sandeep Nayyar
Chief Financial Officer
Power Integrations, Inc.
5245 Hellyer Avenue
San Jose, CA, 95138

       Re: Power Integrations, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 13, 2019
           File No. 000-23441

Dear Mr. Nayyar:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 11. Provision (Benefit) For Income Taxes, page 53

1. We note from your tax rate reconciliation on page 54 that foreign income taxed at lower rates significantly impacted your effective tax rates in each of the reported periods. Please revise future filings to provide greater insight into the nature of this reconciling item, including the primary taxing jurisdictions where your foreign earnings are derived and the relevant statutory rates in those jurisdictions. Disclose any incentivized tax rates you have been granted and briefly describe the factual circumstances of any tax holidays, the per share effects of the tax holiday, and the date upon which any special tax status terminates.
       Refer to ASC 740-10-50-12 and SAB Topic 11.C.
 Sandeep Nayyar
FirstName LastNameSandeep Nayyar
Power Integrations, Inc.
Comapany 10, 2019
September NamePower Integrations, Inc.
September 10, 2019 Page 2
Page 2
FirstName LastName
2. In future filings, revise your MD&A on page 28 to explain the impact of non-U.S. lower taxed jurisdictions on your effective tax rate, including a discussion of the primary taxing jurisdictions where your foreign earnings are derived, the location of any tax holidays and the relevant statutory rates in those jurisdictions. Discuss any uncertainties relating to the income tax rates or benefits you currently receive in those jurisdictions. Refer to Item
         303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Electronics and Machinery